

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

September 9, 2022

Steven A. Shallcross
Chief Executive Officer
Synthetic Biologics, Inc.
9605 Medical Center Drive, Suite 270
Rockville, Maryland 20850

> **Re:  Synthetic Biologics, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 6, 2022**
> **File No. 333-267294**

Dear Mr. Shallcross:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Leslie Marlow, Esq.